                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-67665

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 16, 1999)

                               10,000,000 SHARES

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                  COMMON STOCK

---------------------------------------------------------

We are offering 10,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "KEG." On June 27, 2000, the last reported sale price for our common stock on the New York Stock Exchange was $9 5/8 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 AND PAGE 7 IN THE ACCOMPANYING PROSPECTUS.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $9.625     $96,250,000
Underwriting discount.......................................   $0.430     $ 4,300,000
Proceeds to Key.............................................   $9.195     $91,950,000

We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common stock on or about June 30, 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                             DAIN RAUSCHER WESSELS

                                                                    FAC/EQUITIES

JUNE 27, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUPPLEMENT
About this Prospectus Supplement............................     S-2
Key Energy Services, Inc....................................     S-3
The Offering................................................     S-4
Summary Financial Data......................................     S-5
Risk Factors................................................     S-5
Use of Proceeds.............................................     S-6
Underwriting................................................     S-7
Experts.....................................................     S-9
Legal Matters...............................................     S-9

PROSPECTUS
Where You Can Find More Information.........................       3
Key Energy Services, Inc....................................       4
Ratio of Earnings to Fixed Charges..........................       6
Forward-looking Statements..................................       7
Risk Factors................................................       7
Use of Proceeds.............................................      11
Plan of Distribution........................................      12
Description of Debt Securities..............................      14
Description of Capital Stock................................      19
Description of Warrants.....................................      20
Legal Matters...............................................      20
Experts.....................................................      20

Our principal executive offices are located at Two Tower Center, 20(th) Floor, East Brunswick, New Jersey 08816. Our telephone number is (732) 247-4822.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy common stock in any jurisdiction where it is unlawful. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of common stock.

                           KEY ENERGY SERVICES, INC.

    We are the largest onshore, rig-based well servicing contractor in the world based on the number of rigs we own and available industry data. We provide a complete range of well services to major and independent oil and gas companies, including: rig-based well maintenance, workover, completion and recompletion services (including horizontal recompletions), field fluid management and transport oilfield trucking, and ancillary oilfield services. We currently have approximately 1,400 well service rigs and 1,200 oilfield trucks. We conduct well servicing operations onshore the continental United States in the Gulf Coast (including South Texas, the Central Gulf Coast of Texas and South Louisiana), the Permian Basin of West Texas and Eastern New Mexico, the mid-Continent region (including the Anadarko, Hugoton and Arkoma Basins and the ArkLaTex region), the Four Corners area (including the San Juan, Piceance, Uinta and Paradox Basins), the Eastern Region (including the Appalachian, Michigan and Illinois Basins), the Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins), and California (the San Joaquin Basin), and internationally in Argentina and Ontario, Canada. We believe that we have the most comprehensive array of services of any participant in our markets and have differentiated our company from our competitors by our position as a single-source provider of multiple wellhead-based services and products across multiple geographic regions.

    We own 73 land drilling rigs: 63 in the United States, seven in Argentina and three in Canada. We conduct drilling operations for major and independent oil and gas companies onshore the continental United States in the Permian Basin, the Four Corners area, the Eastern Region, the Gulf Coast, and the Rocky Mountains, and internationally in Argentina and Ontario, Canada.

    In addition to our rig-based services, we also offer a wide array of ancillary services that complement our well servicing business. We also produce and develop oil and natural gas reserves in the Permian Basin and Texas Panhandle.

    We have completed our strategy of consolidating the well service industry through the acquisition of more than 50 regional well service and workover companies in the past three years. We estimate that we own more than 35% of the available domestic onshore well service rigs. Our consolidation and business line expansion strategy has increased our rig market share and expanded our ancillary product and service offerings, thereby improving our ability to offer reliable and cost-effective one source solutions to our customers. According to industry data, since 1996, we estimate that the number of available well service rigs has fallen approximately 24% due to attrition, cannibalization and the transfer of rigs to points outside the United States. As a result, the percentage of available well service rigs we own has increased. In addition, the number of available well service rigs actually in use has increased substantially since the historical low utilization rates prevailing in 1999. We believe we are uniquely positioned to take advantage of these market dynamics, and we believe that improvements in both utilization and pricing will result in increased earnings growth.

RECENT DEVELOPMENTS

    On June 19, 2000 we announced that, as a result of the current strong demand for natural gas related drilling, well completion and workover services, we intend to undertake several strategic projects at a cost of approximately $25 million. We believe these projects will significantly enhance our ability to serve our customers in certain natural gas markets where a substantial backlog of orders already exists. We intend to initiate these projects during fiscal 2001 and complete them by December 31, 2001. These projects will be focused in the onshore natural gas regions of the United States, Argentina and Canada. Specifically, we plan to:

    - refurbish approximately 50 to 60 deep gas workover/completion rigs and related equipment to keep up with current and anticipated demand;

    - expand the number and increase the capacity of our drilling and well service rig refurbishment facilities;

    - open at least two additional employee training and safety centers; and

    - reallocate existing equipment to areas with higher demand and pricing levels.

                                  THE OFFERING

Common stock offered by Key.................................  10,000,000 shares
Common stock to be outstanding after the offering...........  95,790,838 shares
Use of proceeds.............................................  Repayment of debt
New York Stock Exchange symbol..............................  KEG

The common stock to be outstanding after the offering is based on shares outstanding as of June 26, 2000 and excludes 16,632,853 shares of common stock issuable upon exercise of outstanding options, warrants and convertible securities.

The underwriters have an option to purchase up to an additional 1,500,000 shares of common stock from us to cover over-allotments, if any. Except as otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

                             SUMMARY FINANCIAL DATA

                                                   YEAR ENDED JUNE 30,
                                              ------------------------------   NINE MONTHS ENDED
                                                1997       1998       1999      MARCH 31, 2000
                                              --------   --------   --------   -----------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................  $162,425   $420,046   $488,569       $467,832
  Costs and expenses........................   147,750    381,241    567,502        494,706
  Interest expense..........................     7,879     21,476     67,401         54,138
  Pre-tax income (loss).....................    14,675     38,805    (78,933)       (26,874)
  Net income (loss).........................     9,098     24,175    (53,258)       (19,294)
  Basic earnings per share..................      0.81       1.41      (1.94)         (0.23)
OTHER FINANCIAL DATA:
  EBITDA....................................  $ 33,630   $ 91,282   $ 50,542       $ 80,404
  Capital expenditures......................    24,755     59,266     31,307         22,873
  Depreciation, depletion and
    amortization............................    11,076     31,001     62,074         53,140

                                                              MARCH 31, 2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Property and equipment, net...............................    $  753,911
  Total assets..............................................     1,149,227
  Long-term debt, including current maturities..............       698,881
  Stockholders' equity......................................       277,936

    EBITDA represents earnings before interest, taxes, depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that EBITDA is accepted as a generally recognized measure of performance in our industry. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP.

                                  RISK FACTORS

RISKS ASSOCIATED WITH OIL AND GAS INDUSTRY--OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY, ESPECIALLY THE PRODUCTION EXPENDITURES OF OIL AND GAS COMPANIES.

The demand for our services is directly influenced by current and anticipated oil and gas prices, oil and gas production costs, government regulation, conditions in the worldwide oil and gas industry, and particularly on the level of development, exploration and production activity of, and corresponding spending by, oil and gas companies. Most of our operations are in the United States where the demand for well servicing and related services has been subject to significant historical fluctuations. When oil or gas prices are weak, fewer wells are drilled, resulting in less drilling and less maintenance work for us. Oil and gas prices have increased recently, and as a result, demand for our services also has increased. However, periods of diminished oil and gas prices can be expected in the future, and demand for our services may decrease during those or other periods. In light of these and other factors relating to the oil and gas industry, our historical operating results may not be indicative of future performance. In addition, reductions in oil or gas prices can result in a reduction in the trading price of our common stock, even if the reduction in oil or gas prices does not affect our business generally.

SHARES ELIGIBLE FOR FUTURE SALE--THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

As of June 26, 2000, we had 85,790,838 shares of common stock outstanding and approximately 16,632,853 million additional shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. We are issuing 10,000,000 shares of our common stock in this offering. The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

                                USE OF PROCEEDS

Our net proceeds from the sale of our common stock in this offering are estimated to be approximately $91,950,000. We will use 25% of such net proceeds to prepay a pro rata portion of the outstanding principal amount of the Tranche A term loan and Tranche B term loan under our senior credit facility. We also must pay accrued interest on the prepayment amounts out of the remaining 75% of such net proceeds. The Tranche B loan holders have the right to refuse prepayments. To the extent any Tranche B loan prepayments are refused, we will pay down the Tranche A term loan. The Tranche A term loan currently bears interest at the annual rate of LIBOR plus 3.5% and matures on September 14, 2003. The Tranche B term loan currently bears interest at the annual rate of LIBOR plus 4.0% and matures on June 14, 2004.

Substantially all of the remaining net proceeds will be used for repayment of additional debt, which may include:

    - additional prepayments of outstanding principal and interest on the Tranche A term loan and the Tranche B term loan;

    - repurchases of outstanding principal and interest on our 14% senior subordinated notes due 2009 pursuant to our right to redeem up to 35% of the principal amount of these notes with the proceeds from this offering;

    - repurchases of our 9 3/8% senior notes due 2007;

    - repurchases of our 7% convertible subordinated notes due 2003;

    - repurchases of our 5% convertible notes due 2004; and

    - prepayments of principal and interest on the revolving credit facility under our senior credit facility, which currently bears interest at an annual rate ranging from the prime rate plus .75% to 2.0% or LIBOR plus 2.25% to 3.5% and matures on September 14, 2003.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus supplement, Lehman Brothers Inc., Dain Rauscher Incorporated, and FAC/Equities, a division of First Albany Corporation each have agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Lehman Brothers Inc.........................................      4,750,000
Dain Rauscher Incorporated..................................      4,750,000
FAC/Equities, a division of First Albany Corporation........        500,000
                                                                 ----------
  Total.....................................................     10,000,000
                                                                 ==========

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirements that:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver to the underwriters customary closing documents.

    The representative has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.25 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

    We have granted the underwriters an option to purchase up to 1,500,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    Subject to certain exceptions, we have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 60 days from the date of this prospectus supplement. All of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares for the period ending 60 days after the date of this prospectus supplement.

    The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 4.47% of the public offering price. We have agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                                             TOTAL FEES
                                                               --------------------------------------
                                                               WITHOUT EXERCISE    WITH FULL EXERCISE
                                                    FEE PER    OF OVER-ALLOTMENT   OF OVER-ALLOTMENT
                                                     SHARE          OPTION              OPTIONS
                                                    --------   -----------------   ------------------
Underwriting discount paid by Key.................  $ 0.430       $4,300,000           $4,945,000

    The underwriters have agreed to pay up to $400,000 of our expenses in this offering. We do not anticipate our expenses to exceed that amount.

    Our common stock is listed on the New York Stock Exchange under the symbol "KEG."

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representative of the underwriters is permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus supplement. If the underwriters create a short position, then the representative may reduce that short position by:

    - purchasing common stock in the open market; or

    - exercising all or part of the over-allotment option.

    The representative also may impose a penalty bid on underwriters and selling group members. This means that, if the representative purchases shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it may discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

    Purchasers of the shares of common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

                                    EXPERTS

    The consolidated financial statements of Key and its subsidiaries as of June 30, 1999 and 1998, and for each of the years in the three-year period ended June 30, 1999, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas, and for the underwriters by Latham & Watkins, New York, New York.

                               10,000,000 SHARES

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                  COMMON STOCK

                                ----------------

                             PROSPECTUS SUPPLEMENT

                                 June 27, 2000
                            ------------------------

                                LEHMAN BROTHERS

                             DAIN RAUSCHER WESSELS

                                  FAC/EQUITIES